Exhibit 10.1

Salary Arrangement between the Company and Ann M. Blake

Ann M. Blake was appointed effective October 13, 2008 to serve as Chief Financial Officer of American Rock Salt Company LLC. Her salary of $95,000 per year will be paid under an unwritten agreement, subject to modification from time to time at the sole discretion of the Executive Committee of the Board of Managers. Ms. Blake may also receive an annual cash bonus at the sole discretion of the Executive Committee of the Board of Managers.